FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on March 1, 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification:	28 February 2013
Today’s date:	1 March 2013
Name of Issuer:	Royal Dutch Shell plc
Date of transaction:	28 February 2013

Name of Directors / PDMRs:

Directors and PDMRs who have interests in employee share plans (names listed below)

Nature of the transaction:

1)	Confirmation of the number of RDS shares deferred under the Deferred Bonus Plan (DBP) representing a percentage of their annual bonus that will be deferred for performance year 2012.
2)	The award of conditional shares of Royal Dutch Shell plc (RDS) under the Long-Term Incentive Plan (LTIP).

Consideration for the transaction:

1)	Percentage of cash value of the annual bonus awards for performance year 2012 that is to be converted into shares (DBP)

Peter Voser	50% of bonus	€ 1,650,000
Simon Henry	50% of bonus	€ 750,000
Matthias Bichsel	50% of bonus	SFr. 992,500
Andrew Brown	50% of bonus	£ 405,000
Hugh Mitchell	50% of bonus	£ 404,500
Marvin Odum	50% of bonus	$ 714,000
Peter Rees	40% of bonus	£ 308,800

2)	No consideration (LTIP).

Classes of security:

Royal Dutch Shell Class A Ordinary shares ("RDSA")
Royal Dutch Shell Class B Ordinary shares ("RDSB")
Royal Dutch Shell plc Class A ADS ("RDS.A")

Directors

1)  DBP

Peter Voser	65,528	RDSA
Simon Henry	29,162	RDSB

2)  LTIP

Peter Voser	195,393	RDSA
Simon Henry	91,920	RDSB

PDMRs

1)  DBP

Matthias Bichsel	32,301	RDSA
Andrew Brown	18,214	RDSB
Hugh Mitchell	18,192	RDSB
Marvin Odum	10,875	RDS.A
Peter Rees	13,888	RDSB

2)  LTIP

Ben van Beurden	40,000	RDSA
Matthias Bichsel	40,000	RDSA
Andrew Brown	40,000	RDSB
Hugh Mitchell	35,000	RDSB
Marvin Odum	30,000	RDS.A
Peter Rees	35,000	RDSB

Notes

Deferred Bonus Plan ("DBP")

The DBP requires that Executive Directors and Persons Discharging Managerial Responsibility invest no less than 25% of their annual bonus in deferred bonus shares. They may choose to invest up to 50% in such shares and the Plan provides for dividends in the form of shares (“dividend shares”) to be accrued on the deferred bonus shares. For the purposes of disclosure and maintenance of certain statutory records, the number of shares does not include any performance-related matching shares that may be earned in accordance with the plan rules applicable to each award, the number of such performance related matching shares being unknown until the performance criteria are assessed at the end of the performance period. Further details of the DBP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Long Term Incentive Plan ("LTIP")

The LTIP is a performance based share plan under which Directors receive a conditional award of shares (“performance shares”). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the Company over a period of at least three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded. Performance shares attract dividends in the form of shares (“dividend shares”) and, whilst Directors could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2011.

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

Enquiries

Shell Media Relations

International, UK, European Press: +31 70 377 3600

Shell Investor Relations

Europe: + 31 70 377 3996
United States: +1 713 241 2069

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: March 1, 2013